IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 www.ikon.com

News Release

Contacts:
Henry M. Miller Jr.	Wendy Pinckney
Investor Relations	Media Relations
610-408-7060	610-408-7297
hmmiller@ikon.com	wpinckney@ikon.com

IKON ANNOUNCES FINAL RESULTS OF TENDER OFFER
Company purchases 22.69 million shares at $13 per share for a total of $295 million

MALVERN, Pa. – December 27, 2007 – IKON Office Solutions (NYSE:IKN), the world’s largest independent channel for document management systems and services, today announced the final results of its modified “Dutch Auction” self-tender offer, which expired at 12:00 midnight, New York City time, on December 19, 2007.  The Company has accepted for purchase 22,692,306 shares of its common stock at a price of $13 per share, for a total cost of $295 million, excluding fees and expenses related to the tender, representing 19.6% of the shares outstanding as of November 27, 2007.

Based on the final count by the depository for the tender offer, 24,972,230 shares were validly tendered at a price of $13 per share, resulting in a final proration factor of 93.8%.  Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will be made promptly by the depositary.  Payment for shares purchased will be made in cash, without interest.

The tender offer is part of the Company’s previously announced plan to repurchase $500 million of its common stock during fiscal 2008 which ends on September 30, 2008.  Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the Company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.

Shareholders and investors who have questions or need information about the tender offer may contact the information agent, D.F. King & Co., Inc., at 1-800-735-3107.  In connection with this offer, National City Bank served as depository, and Lehman Brothers and Wachovia Securities served as dealer managers.

About IKON
IKON Office Solutions, Inc. (www.ikon.com) is the world’s largest independent channel for document management systems and services, enabling customers worldwide to improve document workflow and increase efficiency. IKON integrates best-in-class copiers, printers and MFP technologies from leading manufacturers, such as Canon, Ricoh, Konica Minolta, and HP, and document management software and systems from companies like Captaris, Kofax, EFI, eCopy and others, to deliver tailored, high-value solutions implemented and supported by its global services organization – IKON Enterprise Services. With fiscal year 2007 revenue of $4.2 billion, IKON has approximately 25,000 employees in over 400 locations throughout North America and Western Europe.

This news release includes information that may constitute forward-looking statements within the meaning of the federal securities laws.  These forward-looking statements include, but are not limited to, statements relating to our share repurchases through a “Dutch Auction” self-tender offer and statements relating to stock repurchase plans for fiscal 2008.  Although IKON believes the expectations contained in such forward-looking statements are reasonable, it can give no assurances that such expectations will prove correct.  Such forward-looking statements are based upon management’s current plans or expectations and are subject to a number of risks and uncertainties set forth in our filings with the U.S. Securities and Exchange Commission.  As a consequence of these and other risks and uncertainties, IKON’s current plans, anticipated actions and future financial condition and results may differ materially from those expressed in any forward-looking statements.

IKON Office Solutions® and IKON: Document Efficiency at Work® are trademarks of IKON Office Solutions, Inc. All other trademarks are the property of their respective owners.

(FIKN)
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